Stradley Ronon Stevens & Young, LLP

2600 One Commerce Square

Philadelphia, PA  19103-7098

Telephone  215.564.8000

Fax  215.564.8120

www.stradley.com

Michael P. O'Hare

MO'Hare@stradley.com

215.564.8198

June 29, 2011

Via Edgar
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303
Attn: Larry L. Greene

Re: Scout Funds (the “Trust”)
(File Nos. 333-96461 and 811-09813)
Response to SEC Staff Comments on Filing Pursuant to Rule 485(a)

Dear Mr. Greene:

On behalf of the above-referenced Trust, the following are the responses to the SEC Staff’s comments, provided via telephone, with regard to Post-Effective Amendment Nos. 27/28 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission on April 15, 2011 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (“1933 Act”), to register shares of a new series of the Trust, designated the Scout Global Equity Fund (the “Fund”).  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

In connection with the Trust’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

General Comments

1.  Comment:  Please confirm that the Trust made the fidelity bond filings required by Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”) in 2005 and 2007.

Response:  Fidelity bond coverage was in place throughout the periods in question.  The fidelity bond covering the period June 30, 2004 through June 30, 2005 was filed on Form 40-17G on September 9, 2004.  The fidelity bond covering the period June 30, 2005 to July 1, 2006 was filed on Form 40-17G on October 26, 2006.  The fidelity bond covering the period July 1, 2006 to July 1, 2007 was filed on Form 40-17G on March 14, 2008.  The fidelity bond covering the period July 1, 2007 to July 1, 2008 was filed on Form 40-17G on April 29, 2008.

Prospectus Comments

1.  Comment:  Please confirm that the Prospectus includes appropriate risk disclosure regarding the recent market volatility.

Response:  In response to your comment, the Trust has revised the Market Risks paragraph in the Main Risks section of the Prospectus so that it reads as follows (underlined portion is responsive to your comment):

Market Risks:  The Fund normally invests in equity securities.  Equity securities are subject to market, economic and business risks that will cause their prices to fluctuate over time, sometimes rapidly and unpredictably.  When the value of the Fund’s equity securities goes down, your investment in the Fund decreases in value.  Different types of investments shift in and out of favor depending on market and economic conditions that may affect individual companies or industries, or the securities market as a whole.  At various times, stocks will be more or less favorable than bonds, and small company stocks will be more or less favorable than large company stocks.  U.S. and international equity markets have experienced volatility in recent years in response to economic and market conditions.  During a general downturn in the economy and securities markets, multiple asset classes may be negatively affected.  Because of this, the Fund will perform better or worse than other types of funds depending on what is in favor, and the value of the Fund may go down.

2.  Comment:  In light of the recent letter from the SEC Staff to the Investment Company Institute regarding derivatives-related disclosures (“ICI Letter”), in the “Principal strategies” section of the fund summary for the Fund: (i) confirm that each specific type of derivative in which the Fund may invest as a principal strategy is listed; and (ii) explain how each such derivative is used by the Fund to achieve the Fund’s investment objective and strategies.

Response:  The list of derivatives in the fund summary for the Fund is a complete list of the derivatives in which the Fund invests as a principal strategy.  The fund summary explains how each such derivative is used by the Fund to achieve the Fund’s investment objective and strategies.  Trust management believes that the disclosure is appropriate and is consistent with the requirements of the ICI Letter.

3.  Comment:  The “Principal strategies” section of the fund summary for the Fund states the following:

The Fund pursues its objective by investing primarily in the equity securities of companies located anywhere in the world, including emerging markets. … Under normal circumstances, the Fund will invest in issuers located in at least three different countries (including the U.S.).  Although the Advisor will search for investments across a large number of countries and sectors, from time to time, based on economic conditions, the Fund may have significant positions in particular countries or sectors.

The SEC staff is taking the position that, with respect to Funds that use a name containing the term "global," anything less than a 40% investment in non-U.S. securities may be considered to be misleading with respect to the use of the term "global" in a Fund's name.  In addition, please ensure that the disclosure clearly states that the Fund intends to invest its assets in investments that are tied economically to a number of countries throughout the world.

Response:  The Trust has included disclosure that the Fund intends to invest its assets in investments that are tied economically to a number of countries throughout the world.  Trust management appreciates the staff’s comment regarding investment of 40% of the Fund’s assets in non-U.S. securities.  However, the Fund is a global fund with the flexibility to invest significantly in the U.S. and/or foreign markets and this allocation may change over time depending on the views of the Advisor.  The Trust has added disclosure that the Fund currently emphasizes its investments in U.S. equity securities.  In addition, the Fund may achieve global exposure through investments in U.S. companies that have global operations.  Therefore, Trust management has elected not to impose a 40% requirement as it would be inconsistent with the Fund’s investment strategy.  Trust management is aware of the Rule 35d-1 requirement that a fund’s name not be misleading and believes that the disclosure, as revised, is appropriate.  Trust management will remain cognizant of this requirement moving forward.  The revised disclosure is as follows:

The Fund pursues its objective by investing primarily in the equity securities of companies located anywhere in the world, including emerging markets. … The Fund intends to invest its assets in investments that are tied economically to a number of countries throughout the world.  However, the Fund may from time to time emphasize its investments in U.S. equity securities.  Under normal circumstances, the Fund will invest in issuers located in at least three different countries (one of which may be the U.S.).  The Fund may achieve global exposure through investments in U.S. companies that have global operations.  Although the Advisor will search for investments across a large number of countries and sectors, from time to time, based on economic conditions, the Fund may have significant positions in particular countries or sectors.

4.  Comment:  Please be advised that the Trust may remove the “Maximum Sales Charge (Load) Imposed on Purchases,” “Maximum Deferred Sales Charge (Load),” “Maximum Sales Charge (Load) Imposed on Reinvested Dividends,” and “Exchange Fee” line items from the Shareholder Fees table for the Fund since the Fund does not charge any such fees.

Response:  As is permitted by Form N-1A, the Trust intends to leave the line items referenced above in the Shareholder Fees table for the Fund in the Prospectus for consistency within the fund family and to make it clear that shareholders of this Fund are not subject to such fees.

5.  Comment:  Please consider adding disclosure to the “Exchange Fee” line item in the Shareholder Fees table to indicate that exchanges could be subject to a 2% redemption fee.  In doing so, you may include the parenthetical:  “(as a % of amount exchanged within two months of purchase).”

Response:  For those Funds that impose a redemption fee if a shareholder redeems or exchanges his shares within two months of purchase, the Trust has included clear explanatory information as part of the Redemption Fee line item in the Shareholder Fees tables in a manner that other similarly situated funds have followed.  The existing disclosure regarding exchange fees in the Shareholder Fees table (that there are none) is important to the Trust in order to avoid the incorrect inference that all exchanges of shares of these Funds are subject to a 2% fee.  Trust management believes that the existing disclosure is consistent with the requirements of Form N-1A and adding redemption fee information and the parenthetical cited above to the “Exchange Fee” line item would provide shareholders with disclosure that would be materially misleading.

6.  Comment:  Please explain whether imposing a redemption fee on exchanges complies with the provisions of Section 11 of the 1940 Act.

Response:  Imposing a redemption fee on exchanges is not inconsistent with Section 11 of the 1940 Act pursuant to Rule 11a-3 under the 1940 Act.

7.  Comment:  Given the absence of an extra line item in the Annual Fund Operating Expenses table for Acquired Fund Fees and Expenses, please confirm that the Fund expects aggregate expenses attributable to acquired funds to not exceed 0.01 percent (one basis point) of average net assets of the acquiring fund.

Response:  The Fund does not expect its aggregate expenses attributable to acquired funds to exceed 0.01% of its average net assets.

8.  Comment:  In the Annual Fund Operating Expenses table, please explain why the "Other Expenses" for the Fund are so high.

Response:  The Fund is a new fund; therefore, the "Other Expenses" are based on the estimated amounts for the initial fiscal year based on anticipated asset levels.  Trust management expects “Other Expenses” to fall as Fund asset levels increase.

9.  Comment:  The Annual Fund Operating Expenses table discloses that there is a “Fee Reduction and/or Expense Assumption” on behalf of the Fund’s investment advisor.  Please explain what is meant by an “Assumption.”

Response:  As discussed in footnote 2 to the Annual Fund Operating Expenses table, Scout Investments, Inc., the Fund’s investment advisor (the “Advisor”), has entered into an agreement to waive advisory fees and/or assume certain fund expenses through October 31, 2012 in order to limit the Total Annual Fund Operating Expenses (excluding any taxes, interest, brokerage fees and non-routine expenses) before taking into account any acquired fund fees and expenses to no more than 1.40%.  In other words, the Advisor has agreed to waive its advisory fees and/or take over the responsibility for paying certain fund expenses (i.e., assume certain fund expenses) in order to limit Total Annual Fund Operating Expenses to a certain expense cap.  Trust management believes that the use of the word “Assumption” is appropriate as it is consistent with industry practice, reflects the terms of the Fee Waiver and Expense Assumption Agreement and is explained with clear disclosure.

10.  Comment:  Please confirm that the Fund does not expect to experience interest expenses that, after application of the expense limitation arrangement, would increase the resulting net expense ratio of the Fund.

Response:  The Fund does not expect to experience interest expenses in the upcoming year that, after application of the expense limitation arrangement, would increase the resulting net expense ratio of the Fund.  In other words, the Fund does not expect to experience interest expenses in the upcoming year that would cause the Fund’s expense ratio to exceed the expense cap.

11.  Comment:  Footnote 2 to the Annual Fund Operating Expenses table provides that “If Total Annual Fund Operating Expenses would fall below the expense limit, the Advisor may cause the Fund’s expenses to remain at the expense limit while it is reimbursed for fees that it reduced or expenses that it assumed during the previous three year period.”  Please clarify how the three year period is calculated.

Response:  Per the terms of the Fee Waiver and Expense Assumption Agreement between the Trust, on behalf of the Fund, and the Advisor, “The Trust, on behalf of the Fund, agrees to repay the Advisor any fees previously waived or expenses previously assumed for the Fund in later periods; provided, however, that the repayment shall be payable only to the extent that it (1) can be made during the three years following the time at which the Advisor waived fees or assumed expenses for the Fund under this Agreement, and (2) can be repaid without causing the total annual operating expenses (excluding any taxes, interest, brokerage fees and non-routine expenses) of the Fund to exceed any applicable fee waiver or expense limitation agreement that was in place for the Fund at the time the fees were waived or expenses were assumed.”  Thus, the Advisor can only be reimbursed for fees that it reduced or expenses that it assumed for three years from the date that the Advisor reduced such fees or assumed such fund expenses or, stated differently, for a rolling three year look-back period.

12.  Comment:  The Principal Investment Strategies section of the fund summary provides that “Although the Advisor will search for investments across a large number of countries and sectors, from time to time, based on economic conditions, the Fund may have significant positions in particular countries or sectors.”  If there is a current intention to maintain significant positions in a particular country, please consider naming that country.

Response:  In response to your comment, the Trust has added the following sentence to the Principal Investment Strategies section of the Prospectus:

However, the Fund may from time to time emphasize its investments in U.S. equity securities.

13.  Comment:  Please ensure that the fund summary includes the disclosure required by Items 6 and 8 of Form N-1A.

Response:  The disclosure required by Items 6 and 8 has been moved to the fund summary as requested.  The revised disclosure in the fund summary is as follows:

Purchase and Sale of Fund Shares.

Shareholders may purchase and sell shares on each day that the Fund is open for business, which is normally any day that the New York Stock Exchange is open for unrestricted trading.

Type of Account	Initial Minimum Purchase	Additional Minimum Purchase
Regular (Individual, joint, corporate or trust)	$1,000	$100
IRA (including spousal, Roth & SEP IRAs and Coverdell Education Savings Accounts)	$100	$100
Gifts to Minors (UGMA/UTMA)	$250	$100
Automatic Investment Plan	$100	$50
Exchanges	$1,000	$1,000

You may purchase, redeem or exchange shares by regular mail (Scout Funds, P.O. Box 1241, Milwaukee, WI 53201-1241), overnight courier (Scout Funds, 803 West Michigan Street, Milwaukee, WI 53233-2301), telephone (1-800-996-2862) or online (www.scoutfunds.com).

Tax Information

The Fund’s distributions generally are taxable to you as ordinary income, capital gains, or some combination of both, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.

Payments to Broker-Dealers and Other Financial Intermediaries.

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s Web site for more information.

14.  Comment:  Please add disclosure regarding the designation of the Anti-Money Laundering Compliance Officer for the Fund to the Customer Identification Program section of the Prospectus.

Response:  The requested revision has been made.  The Trust has added the following sentence to the Customer Identification Program section of the Prospectus:

The Fund has designated an Anti-Money Laundering compliance officer.

Statement of Additional Information (“SAI”) Comments

1.  Comment:  In the first sentence of the second paragraph of the Investment Restrictions section of the SAI, please change “Each” to “The.”

Response:  The requested revision has been made.

2.  Comment:  The second paragraph of the Investment Restrictions section of the SAI provides the following:

The Fund will not, as a matter of fundamental policy:  (1) borrow money or issue senior securities, except as the 1940 Act, any rule thereunder, or U.S. Securities and Exchange Commission (“SEC”) staff interpretation thereof, may permit.  The following sentence is intended to describe the current regulatory limits relating to senior securities and borrowing activities that apply to mutual funds and the information in the sentence may be changed without shareholder approval to reflect legal or regulatory changes.  The Fund may borrow up to 5% of its total assets for temporary purposes and may also borrow from banks, provided that if borrowings exceed 5%, the Fund must have assets totaling at least 300% of the borrowing when the amount of the borrowing is added to the Fund’s other assets. The effect of this provision is to allow the Fund to borrow from banks amounts up to one-third (33 1/3%) of its total assets (including those assets represented by the borrowing).

Please clarify which sentence or sentences describe the current regulatory limits relating to senior securities and borrowing activities that apply to mutual funds.

Response:  The following sentence describes the current regulatory limits relating to senior securities and borrowing activities that apply to mutual funds:  The Fund may borrow up to 5% of its total assets for temporary purposes and may also borrow from banks, provided that if borrowings exceed 5%, the Fund must have assets totaling at least 300% of the borrowing when the amount of the borrowing is added to the Fund’s other assets.  As noted above, the effect of these regulatory limits is to allow the Fund to borrow from banks amounts up to one-third (33 1/3%) of its total assets (including those assets represented by the borrowing).

3.  Comment:  The second paragraph of the Investment Restrictions section of the SAI provides the following:

The Fund will not, as a matter of fundamental policy:  (4) make loans, provided that this restriction does not prevent the Fund from purchasing debt obligations, entering into repurchase agreements, and loaning its assets to broker/dealers or institutional investors and investing in loans, including assignments and participation interests.

Please clarify what percentage of the Fund’s assets may be involved in lending transactions.

Response:  The fundamental investment restriction cited above is consistent with the fundamental investments restrictions of the other series of the Trust and is consistent with industry practice.  In the Investment Strategies section of the SAI, the Securities Lending subsection provides the following:  “Securities lending may represent no more than one third of the value of the Fund's total assets (including the loan collateral).”  There is not a percentage limitation for the Fund purchasing debt obligations, entering into repurchase agreements and investing in loans, including assignments and participation interests.

4.  Comment:  If the Fund has a policy of only investing up to 15% of its net assets in securities that are considered to be illiquid, please consider disclosing this as a non-fundamental investment restriction.

Response:  The requested disclosure already appears in the Investment Strategies subsection of the Investment Policies section on page 4 of the SAI, where it is stated that “[t]he Fund may invest up to 15% of its net assets in securities that are considered to be illiquid.”

5.  Comment:  Please confirm that the disclosure in the Disclosure of Portfolio Holdings section of the SAI complies with the requirements of Item 16(f) of Form N-1A.

Response:  In response to your comment, the following sentence has been added at the end of the second paragraph under the Disclosure of Portfolio Holdings section of the SAI:

The frequency with which complete portfolio holdings may be disclosed to a service provider, and the length of lag, if any, between the date of information and the date on which the information is disclosed to the service provider, is to be determined based on the facts and circumstances, including, without limitation, the nature of the portfolio holdings information to be disclosed, the risk of harm to the Fund’s shareholders, and the legitimate fund business purposes served by such disclosure.

In addition, the following paragraph has been added after the second paragraph under the Disclosure of Portfolio Holdings section of the SAI:

The Board exercises continuing oversight of the disclosure of Fund portfolio holdings by: (i) overseeing the implementation and enforcement by the Chief Compliance Officer of the portfolio holdings disclosure policy, the Trust’s code of ethics and policies and procedures regarding the misuse of inside information; (ii) considering reports and recommendations by the Chief Compliance Officer concerning any material compliance matters (as defined in Rule 38a-1 under the 1940 Act and Rule 206(4)-7 under the Investment Advisers Act of 1940, as amended) that may arise in connection with any policies governing portfolio holdings; and (iii) considering whether to approve or ratify any amendment to any policies governing portfolio holdings.  The portfolio holdings disclosure policy may be amended from time to time, subject to approval by the Board.

Finally, the following sentences have been added at the beginning of the third paragraph under the Disclosure of Portfolio Holdings section of the SAI:

Disclosure of Fund complete portfolio holdings to a service provider must be authorized in writing by an executive officer of the Fund.  The Chief Compliance Officer will address any material conflicts of interest regarding a disclosure of portfolio holdings and determine whether a disclosure of the Fund’s portfolio holdings is for a legitimate business purpose and in the best interest of the Fund’s shareholders prior to the authorization of the disclosure of portfolio holdings.

Trust management can confirm that the Disclosure of Portfolio Holdings section of the SAI, as revised, complies the disclosure requirements of Item 16(f) of Form N-1A.

6.  Comment:  In the first sentence of the fourth paragraph of the Investment Advisor section of the SAI, please delete “such as.”

Response:  The requested revision has been made.

7.  Comment:  In the Compensation subsection of the Portfolio Managers section of the SAI, the fourth paragraph provides the following:

Investment performance is evaluated on a 1-year and 3-year time frame based on two factors.  Initially, performance is judged against the unmanaged benchmark index assigned to the investment strategy.  Next, performance is measured relative to the median investment manager performance in the strategy’s discipline according to Lipper.  Finally, performance is assessed on whether the manager was able to achieve the top quartile of the strategy’s discipline according to Lipper.

Please state the name of the benchmark index and specify the time periods over which it is used in determining the portfolio managers’ investment performance.

Response:  As stated above, investment performance is evaluated over the 1 and 3-year time periods.  In response to your comment, the following sentence has been added after the second sentence in the fourth paragraph of the Compensation subsection of the Portfolio Managers section of the SAI:

The Fund’s benchmark index is the MSCI World Index (net).

* * *

Should you have any questions or concerns regarding any of the above, please contact me at (215) 564-8198.

Sincerely,

/s/ Michael P. O’Hare
Michael P. O’Hare

cc:           Scout Funds Trustees
Andrew J. Iseman, Scout Funds
Connie Martin, Scout Funds
Scott Betz, Scout Funds
Kirstin Salzman, Husch Blackwell LLP
Benjamin Wiesenfeld, Scout Investments, Inc.
Jason Bartel, UMB Distribution Services, LLC